UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: August 30, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (《董事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the 2016 fourth regular meeting (the “Meeting”) of the board of directors (the “Board”) was held at Shanghai International Airport Hotel (上海國際機場賓館) on 30 August 2016.

Mr. Liu Shaoyong, the Chairman of the Company, Mr. Ma Xulun, the Vice Chairman, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen, being directors of the Company; and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping, being independent non-executive Directors, were present at the Meeting.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the 2016 interim financial statements of the Company.

2.	Considered and approved the 2016 interim report of the Company.

3.	Considered and approved the 2016 interim profit distribution proposal of the Company.

(1)	Agreed to distribute cash dividends of RMB0.51 (inclusive of tax) per ten shares for the interim period of 2016, amounting to approximately RMB738 million (inclusive of tax). The president of the Company shall be authorized to take charge of the detailed implementation thereof;

(2)	Agreed to submit the 2016 interim distribution proposal to the forthcoming general meeting of the Company for consideration.

For details, please refer to the announcement on the 2016 interim profit distribution proposal (《2016 年中期利潤分配預案公告》) published on China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn) as well as the 2016 Interim Results Announcement and the overseas regulatory announcement published on the website of The Stock Exchange of Hong Kong Limited on 30 August 2016 by the Company.

4.	Considered and approved the proposal of 2017–2019 continuing connected transactions of the Company.

(1)	Agreed to the estimated cap amount for the next three years (2017 to 2019) in respect of the continuing connected transactions of the Company;

(2)	Agreed to the signing of framework agreements in respect of the continuing connected transactions between the Company and its connected party China Eastern Air Holding Company and its subsidiaries;

(3)	Agreed to submit the two continuing connected transactions in respect of financial services regarding deposit and loan and catering services to the Company’s forthcoming general meeting for consideration and approval.

The resolution above is related to connected transactions. Mr. Liu Shaoyong, Mr. Xu Zhao and Mr. Gu Jiadan, being connected Directors, abstained from voting at the Meeting in approving the first to sixth items of continuing connected transactions (namely property leasing, financial services, import and export services, catering services, complementary services and advertising services). Mr. Li Yangmin, being a connected Director, abstained from voting at the Meeting in approving the seventh item of continuing connected transactions (namely aviation information technology services).

The Directors (including the independent non-executive Directors) present at the meeting consider that the continuing connected transactions of the Company are entered into on normal commercial terms, and are in the interests of the Company and its shareholders as a whole and are fair and reasonable to the Company’s shareholders.

For details, please refer to the announcement on continuing connected transactions and the announcement on the continuing connected transaction of aviation information technology services published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) as well as the continuing connected transaction announcement and overseas regulatory announcement published on the website of The Stock Exchange of Hong Kong Limited on 31 August 2016 by the Company.

The Board agreed to authorize the Chairman or Vice-chairman of the Company to publish the notice of general meeting and to consider and approve the 2016 interim profit distribution proposal of the Company, the proposal of 2017–2019 continuing connected transactions of the Company in respect of financial services, the proposal of 2017–2019 continuing connected transactions of the Company in respect of aviation catering services and such other proposals as shall require the approval by the shareholders in general meeting.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 August 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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